ALLIED GOLD LIMITED

18 November 2009

Companies Announcement Office
Australian Securities Exchange Limited

OFF-MARKET TAKEOVER BID FOR AUSTRALIAN SOLOMONS GOLD LIMITED

Allied Gold Limited (**Allied Gold**) advises, in relation to its off-market takeover bid for Australian Solomons Gold Limited (**ASG**), that as at 17 November 2009:

- it has received acceptances for 71,378,403 ASG shares, representing 55.00% of ASG's issued shares (50.69% on a fully diluted basis); and
- it has taken ownership of 64,604,213 ASG shares, representing 49.78% of ASG's issued shares.

Pursuant to the terms of the takeover offers, acceptances in respect of ASG shares in which Allied Gold has not taken ownership may be withdrawn at any time before 23 November 2009, or such later date set by Allied Gold in accordance with the terms of Allied Gold's Bidder's Statement / Offer and Circular, including in particular sections 3, 6 and 8 of the Offer.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary